UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2016
OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From                      To                     .
Commission file number 001-13619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BROWN & BROWN, INC.
220 SOUTH RIDGEWOOD AVENUE
DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Investment Committee
Brown & Brown, Inc. Employee Savings Plan and Trust
Daytona Beach, Florida

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employee Savings Plan and Trust (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules, schedule of delinquent participant contributions for the year ended December 31, 2016 and schedule of assets (held at end of year), as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

Norcross, Georgia
June 26, 2017

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS
CASH	$1,532	$2,176
INVESTMENTS:
Participant directed—at fair value:
Registered investment companies (mutual funds)	413,511,719	360,601,479
Pooled separate account	53,672,164	49,715,681
Employer common stock fund	32,099,084	29,182,998
Personal choice retirement account	12,313,018	12,361,085
Total investments, at fair value	511,595,985	451,861,243
RECEIVABLES:
Notes receivable from participants	10,829,432	10,311,371
Employer contributions	940,549	1,085,946
Participant contributions	621	324
Total receivables	11,770,602	11,397,641
NET ASSETS AVAILABLE FOR BENEFITS	$523,368,119	$463,261,060
See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

ADDITIONS:
Investment income:
Dividend income	$13,646,379
Interest income	538,168
Other income	694,537
Net appreciation in fair value of investments	28,840,282
Total investment gain	43,719,366
Interest on note receivable from participants	414,138
Contributions:
Participants	35,272,796
Employer	18,618,391
Rollovers from other qualified plans	8,982,638
Total contributions	62,873,825
Total additions	107,007,329
DEDUCTIONS:
Benefits paid to participants	46,161,919
Administrative expenses	738,351
Total deductions	46,900,270
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	60,107,059
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	463,261,060
NET ASSETS AVAILABLE FOR BENEFITS —End of year	523,368,119
See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.	DESCRIPTION OF THE PLAN
The following brief description of the Brown & Brown, Inc. Employee Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General -The Plan is a defined contribution plan. Substantially all employees who are at least 18 years of age and who are expected to complete a year of service (1,000 hours) are eligible to participate in the Plan effective the first full payroll period after one month of service. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the “Employer”) in its efforts to attract and retain employees by enabling eligible employees who are U.S. citizens with the opportunity to invest a portion of their annual compensation in the Plan, augmented by employer contributions, to supplement the employees’ retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Benefit Payments -Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship, or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.
Administration -The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan document, such as provisions for allocations to participants’ accounts, vesting, benefits, and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits web site accessible to employees of the Employer or from the Administrator. Schwab Retirement Plan Services, Inc. (“Schwab”) serves as the recordkeeper of the Plan and Charles Schwab Trust Company, a division of Charles Schwab Bank (the “Trustee”) serves as the trustee of the Plan.
Administrative Expenses - All investment-related expenses are charged against Plan earnings or are paid by the Plan. Certain administrative expenses for recordkeeping, accounting and legal are paid by the Plan. All other expenses are paid by the Employer.
Contributions - Participants may elect to contribute, subject to certain limitations, any percentage of annual compensation as contributions to the Plan, up to the allowable limits specified in the Internal Revenue Code. The Employer makes a fully vested safe harbor matching contribution for each participant equal to the sum of (1) 100% of the participant’s elective deferrals that do not exceed 3% of compensation for the allocation period, plus (2) 50% of the participant’s elective deferrals that exceed 3% of compensation for the allocation period but do not exceed 5% of compensation for the allocation period.
The Plan permits the Board of Directors of the Employer to authorize discretionary profit-sharing contributions. No profit-sharing contributions were made in 2016.
Vesting -Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions for plan years beginning before January 1, 2014, and for discretionary profit-sharing contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

As a result of an Internal Revenue Service ruling policy, the Plan was amended effective January 1, 2015, to provide that the forfeited balances of terminated participants’ non-vested accounts would not be available to reduce the Employer’s safe harbor matching contributions unless the IRS specifically provides for such use of forfeitures in formal guidance of general applicability. As of December 31, 2015, forfeited employee amounts available to offset future Plan expenses totaled approximately $423,000. In formal guidance of general applicability issued in January 2017, the IRS specifically provided that forfeitures may be used to reduce safe harbor matching contributions. As of December 31, 2016, forfeited employee amounts available to offset future Employer contributions and to offset future Plan expenses totaled approximately $270,000. No forfeitures were used in 2016 to offset Employer contributions or Plan expenses.
Investment Income and Expenses -Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not paid by the Employer and not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration each participant’s contributions and distributions.
The agreement between the Trustee and the Plan includes a revenue-sharing arrangement whereby the Trustee shares revenue generated by the Plan in excess of the Trustee’s fee. These deposits are included in the “Other Income” amount in the Statement of Changes to Net Assets Available for Benefits. These funds are used to pay other plan expenses with any remaining amounts being reallocated to participants. During 2016, revenue of $200,197 was deposited into the Plan related to this revenue-sharing arrangement. At December 31, 2016 and 2015, $ 53,025 and $56,181, respectively, was available to be reallocated or pay plan expenses. For the Plan year ended December 31, 2016, Plan expenses of approximately $148,500 were paid by these funds. During 2016 approximately $56,000 of these funds were reallocated to participant accounts.
Notes Receivable from Participants -A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time, with a limited exception for grandfathered outstanding loans transferred to the Plan as a result of mergers of plans maintained by acquired companies. Loans, which are repayable each pay period for periods ranging generally up to five years (and up to 15 years for the purchase of a principal residence), are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the rate of prime plus 1%, determined at the time the loan is approved. As of December 31, 2016, interest rates applicable to such loans ranged from 4.25% to 9.25%.

2.	SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates -The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Basis of Accounting -The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest in the statements of Net Assets Available for Benefits as of December 31, 2016 and 2015. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits - Benefits are recorded when paid.
Valuation of Investments -The Plan’s investments in money market funds, mutual funds, and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. The fair value of the Brown & Brown stock fund is measured using the unit value calculated from the observable market price of the stock plus the cost of the short term investment fund, which approximates fair value. This non-pooled separate investment account is deemed to be Level 1 investment. The fair value of the pooled separate accounts is based upon the net asset value (NAV) of the underlying assets as determined by the Trustee’s valuation. NAV is used as a practical expedient. The contract value of participation units owned in the pooled separate accounts is based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as investments held during the year.

Recently Issued Accounting Pronouncements- In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)”. This ASU removes the requirement to make certain disclosures as well as categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per practical expedient. The amendments in ASU 2015-07 are effective for public entities for interim and annual periods beginning after December 15, 2015. The amendment is required to be applied retrospectively and early adoption is permitted. Other than requiring a change to the disclosures, the adoption of this standard did not have a material impact on the financial statements.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contributions Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient”, which is part of the FASB’s Simplification Initiative for employee benefit plans. Part I of this ASU clarifies that contract value is the only required measurement for Fully Benefit-Responsive Investment Contracts (“FBRICs”) and clarifies that indirect investments in FBRICs should no longer be reflected as FBRICs and therefore, should be reported at fair value. Part II of this ASU eliminates the current GAAP requirements for plans to disclose individual investments that represent five percent or more of the net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. It also allows investments to be disaggregated by general type and eliminates the requirement to disaggregate investments by class. Further, significant investment strategies for an investment in a fund that files a U. S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as direct filing entity when the plan measures that investment using the NAV practical expedient are no longer required. The provisions of this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively and early adoption is permitted. Other than requiring a change to the disclosures, the adoption of Parts I and II of this standard did not have a material impact on the financial statements. Parts I and III are not applicable to the Plan.

The Plan’s management reviewed both ASU 2015-07 and ASU 2015-12, and has appropriately adopted both standards. The adoption was applied retrospectively and certain investment disclosures were revised or eliminated as a result of the adoption of the ASUs.

3.	INVESTMENTS
Fair Value Measurements-The Plan adopted a fair value measurement method that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those utilized by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2016 and 2015. As required by Accounting Standards Codification Topic 820-Fair Value Measurement, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds);	$413,511,719	$—	$—	$413,511,719
Employer common stock fund	32,099,084	—	—	32,099,084
Personal choice accounts	9,968,087	2,344,931	—	12,313,018
Total investments at fair value	$455,578,890	$2,344,931	$—	$457,923,821

Pooled separate account, measured at net asset value*				53,672,164
Total investments at fair value				$511,595,985

	Investment Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds);	$360,601,479	$—	$—	$360,601,479
Employer common stock fund	29,182,998	—	—	29,182,998
Personal choice accounts	8,653,262	3,707,823	—	12,361,085
Total investments at fair value	$398,437,739	$3,707,823	$—	$402,145,562

Pooled separate account, measured at net asset value*				49,715,681
Total investments at fair value				$451,861,243
*Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarch to the amounts presented in the Statement of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2016 and 2015, respectively.

	Fair Value 12/31/16	Fair Value 12/31/15	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled separate accounts	53,672,164	49,715,681	N/A	Daily	12 months

Risks and Uncertainties and Concentrations-Investments -The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4.	INVESTMENT PROGRAMS
As of December 31, 2016, contributions to the Plan were invested in one or more of various investment fund options, including money market funds, mutual funds and Employer stock fund, at the direction of each participant. The Plan also allows participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which enables each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 additional mutual funds. The Charles Schwab & Co. Personal Choice Retirement Account is presented as “self-directed investments” in the accompanying statements of net assets available for benefits.

One investment in the Plan is a guaranteed pooled separate account managed by Wells Fargo Bank called the Stable Return Fund G (the “Stable Return Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The Stable Return Fund investment in each contract is presented at fair value. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.

5.	PARTY-IN-INTEREST TRANSACTIONS
The Plan’s investments include the Brown & Brown, Inc. common stock fund, which represents party-in-interest transactions that qualify as exempt prohibited transactions. Additionally, through the personal choice retirement account, certain investments are managed by affiliates of the Trustee of the Plan.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

7.	FEDERAL INCOME TAX STATUS
The Plan has received a favorable determination letter from the Internal Revenue Service dated November 16, 2015, relating to the qualification of the Plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan’s management believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and regulations issued thereunder and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, not to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	DELINQUENT PARTICIPANT CONTRIBUTIONS

As reported on the supplemental Schedule of Delinquent Participant Contributions (Schedule H, Line 4a), withheld participant contributions and loan repayments from one payroll date in 2016 were not remitted to the trust within the time frame specified by the Department of Labor’s plan asset regulation (29 CFR 2510.3-102), thus constituting a nonexempt prohibited transaction between the Plan and the Employer for the period November 10, 2016 to November 18, 2016. The delinquent participant contributions and loan repayments were corrected using the Department of Labor’s Voluntary Fiduciary Correction Program (“VFCP”) in May 2017. As a consequence of the delinquent participant contributions and loan repayments, and in accordance with the VFCP, the Employer remitted $903.14 of lost earnings to the Plan, filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, with the IRS, and paid the applicable excise tax of $135.00. The accompanying Schedule of Delinquent Participant Contributions discloses this transaction in accordance with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2016

Identity and Description of Issues	Current Value
Participant directed:
Mutual funds:
American Beacon Small Cap Value Fund	$13,695,494
American Funds Europacific Growth Fund	17,108,744
Dodge & Cox Income Fund	32,973,676
Harbor Capital Appreciation Fund	39,320,810
Harbor International Fund	16,899,108
Invesco Growth and Income Fund	47,087,771
JP Morgan Mid Cap Value Fund	14,232,137
Loomis Sayles Small Cap Growth Fund	9,100,190
Principal Diversified Real Fund	5,030,780
Vanguard Inflation-Protected Security Investors Fund	14,499,698
Vanguard Institutional Index Fund	76,782,915
Vanguard Mid Cap Growth Fund	8,123,652
Vanguard Mid Cap Index Fund	14,549,274
Vanguard Small Cap Index Fund	12,494,896
Vanguard Target Retirement 2015 Fund	3,517,061
Vanguard Target Retirement 2020 Fund	7,772,602
Vanguard Target Retirement 2025 Fund	8,284,471
Vanguard Target Retirement 2030 Fund	8,424,531
Vanguard Target Retirement 2035 Fund	5,654,434
Vanguard Target Retirement 2040 Fund	3,691,582
Vanguard Target Retirement 2045 Fund	5,110,828
Vanguard Target Retirement 2050 Fund	3,285,997
Vanguard Target Retirement Income Fund	1,655,447
Vanguard Total Bond Market Index Fund	21,413,472
Vanguard Total International Stock Index Fund	22,802,149
Total mutual funds	$413,511,719
Pooled separate account—at fair value— Wells Fargo Stable Return Fund G	$53,672,164
* Employer common stock fund—at fair value	$32,099,084
Self-directed:
Personal choice retirement account:
* Money market fund—at fair value— Charles Schwab Money Market Funds	$1,372,335
Non-interest-bearing cash	$1,994,972
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2016

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
AT&T Inc	$10,776
Abattis Bioceuticals	221
Abbvie, Inc	1,252
Advansix Inc.	44
Advaxis Inc New.	2,148
AFLAC	2,087
Air Liquide ADR	1,112
Alamo Group Inc	4,427
Alamos Gold Inc New	10,082
Alcoa Corp	1,544
Alibaba Group Hldg A	6,586
Alimentatn Couche TA	2,322
Almaden Materials Ltd	13,057
Alphabet Inc CL A	170,377
Alphabet Inc CL C	20,839
Amazon Com Inc	528,658
American Elec Pwr Inc	6,296
American Express Co	2,667
Amern Eagle Outfitrs Inc	4,354
Amgen Incorporated	14,621
Amn Healthcare Services	2,499
Anavex Life Sciences	1,434
Apple Inc	227,971
Arch Cap Group Ltd New F	69,032
Archer Daniels Midland Co	2,201
Arconic Inc	3,078
Banco Latinoamericano	2,396
Banco Santander Bra	4,703
Bancolumbia S.A. ADR	110
Bank of America Corp	311,036
Bayer A G Sponsored ADR	1,043
BB&T Corporation	2,351
Berkshire Hathaway B New	334,435
Block H & R Inc	1,161
Boeing Co	2,080
BP PLC ADR	142,044
Bristol-Myers Squibb	1,169
Broadcom LTD	13,258
Calamp Corp	7,975
Canadian Natl Ry Co	2,022
Celcius Holdings Inc New	245
Centene Corp	2,260
Cheniere Energy Inc New	2,072
Chesapeake Energy Corporation	10,951
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2016

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Chevron Corp	$2,511
Chimerix Inc	2,760
China Mobile H K ADR	7,078
China Precision Stl New	5
Chipolte Mexican Grill	8,678
Cincinnati Financial CP	21,258
Cinedigm Corp	6
Cisco System Inc	18,594
Citigroup Inc	3,019
Citrix Systems Inc	71,448
Clearsign Combustion	8,160
Coca Cola Company	6,219
Cogint Inc	8,673
Comcast Corp A	24,776
Conagra Brands Inc	2,182
ConocoPhillips	66,856
Consol Energy Inc	2,844
Control4 Corp	4,508
Cooper Tire & Rubber Co	12,533
Corning Inc	20,012
Costco Whsl Corp New	2,844
Crane Company	1,465
Cray Inc	228
Cummins Engine Inc	2,764
CVS Health Corporation	1,184
D R Horton Inc	960
Darden Restaurants Inc	3,636
Delta Air Lines Inc New	2,460
Detour Gold Corp	10,085
DHT Holdings Inc New	687
Diageo PCL	5,197
Dunkin Brands Group Inc	5,765
Ecare Solutions Inc	19,162
El Capitan Precious Metal	5
Electronic Cigs Intl New	21
Energy Transfer Equity	1,931
Enterprise Prd Prtners LP	8,112
EOG Resources Inc	3,051
ETSY Inc	8,246
Exact Sciences Corp	1,336
Exxon Mobil Corporation	6,884
Facebook Inc Class A	154,167
FedEx Corporation	1,862
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2016

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Fireeye Inc	$11,900
First Majestic Silver Corp	9,255
Firstenergy Corp	961
FitBit Inc	9,581
Ford Motor Company New	45,341
Franco Nevada Corp	8,844
Freddie Mac Voting Shs	3,740
Functionx Inc New	10
GAP Inc.	13,172
General Electric Company	19,478
Generex Biotechnology Corp Del	60
Gerdau SA Spons ADR F	3,972
Gilead Science Inc	3,946
Glaxosmithkline PLC ADRF	6,255
Globalstar Inc	2,726
GNC Holdings Inc	1,987
Gold Fields Ltd New ADR	4,885
GoPro Inc	4,355
Groupon Inc Cl A	498
HCI Group Inc	1,230
Healthsouth Corp New	1,037
Hecla Mining Company	5,911
Helmerich & Payne Inc	2,152
Hemptech Corp	3,042
Home Depot Inc	67,040
Honda Mtr Co LTDADR REP	1,168
Honeywell International	5,793
Hormel Foods Corp	1,218
HP Inc	1,900
IBM Corp	20,008
Icahn Enterprises LP	4,945
Ineedmd Hldgs Inc	30
Infineon tech AG ADR	2,246
Integrated Device Tech	5,890
Intel Corp	717
IRobot	4,091
Izea Inc	2,706
JP Morgan Chase & Co	21,265
Jamba Inc New	7,210
JD.Com Inc	4,834
Johnson & Johnson	29,164
KB Home	949
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2016

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Keycorp Inc New	$1,309
Kinder Morgan Holdco LLC	3,693
Kraft Heinz Company	3,590
Kroger Co	12,620
Lamb Weston Holdings	303
Las Vegas Sands Corp	109,812
Lennar Corp Class A	1,073
Lighting Science Group New	120
Limelight Networks Inc	116
Louisiana Pacific Company	1,836
Lowes Companies	7,112
Maiden Holding Ltd	2,286
Mannkind Corp	7,621
Marijuana Company AM	713
Marlin Business Svcs	2,398
Marsh & McLennan Cos Inc	2,028
Mast Therapeutics Inc	868
Mastercard Inc	1,036
McDonalds Corp	2,609
McCormick & Co, Inc	938
Mediadata Solutions Inc	24,835
Medical Marijuana Inc	4,161
Medicines Company	16,970
Medtronic Plc	4,736
Microsoft Corp	66,212
Mobileye N V Amstelveen	19,822
Mol Global Inc ADR	15
Mosanto Co New Del	1,058
Montana Exploration	5
Morgan Stanley	1,709
Mosaic Co	5,866
Nestle S A	7,533
Netflix Inc	90,374
New Gold Inc	1,572
Next Generation Mgmt	9
Nike Inc	4,076
Nimble Storage	792
Noble Corp Plc	16,293
Nordic American Tanker Shipping	8,400
Nordic American Offshore	22
NRG Energy Inc New	80
Nvidia Corp	32,022
NW Biotherapeutics New	103
NXP Semiconductors NV	14,702
OAO Gazprom Spon ADR	11,121
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2016

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Ocean Rig Underwater Inc	$5
Omega Healthcare Invs Inc	11,410
Oracle Corporation	1,081
Pan American Silver CP F	8,515
Papa Johns International	3,081
Pareteum Corporation	6
PayPal Hldgs Inc	5,565
Penn West Pete Ltd New F	8,850
Pfizer Incorporated	1,179
Philip Morris Intl Inc	51,812
Phillips 66	6,481
Pilgrims Pride Corp	950
Platinum Grp Metals	4,290
Potash Corp of Saskatchewan Inc	36,180
Potlatch Corporation New	2,124
Premium Brands Holdings	9,495
Pretium Resources F	10,465
Priceline Group, Inc	36,652
Proctor & Gamble	3,014
Prospect Energy Corp	4,550
Pulte Homes	1,838
Qualcomm Inc	7,356
Ralph Lauren Corp CL A	13,548
Rayonier Inc	1,915
Realty Income Corporation	8,875
Redhat Inc	1,046
Revolution Lighting	48,125
Ruby Tuesday Inc Georgia	323
Safety Insurance Group	2,184
Sanderson Farms Inc	3,045
Schlumberger LTD	16,790
SeaWorld Entertainment	2,234
Silver Wheaton Corp	7,882
Sina Corporation	12,158
Sirius XM Holdings Inc	94
Skechers U S A Inc	17,206
Smith & Wesson Holding Corp	43,530
Southern Co	9,487
Southwest Airlines Co	36,134
Sprint Corporation	109
Starbucks Corp	4,719
Starwood PPTY Trust	10,514
Statoil Asa ADR	9,886
Stryker Corp	4,792
Suncoke Energy Partners LP	3,927
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2016

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
SunTrust Banks Inc	$7,396
Superconductor Techs	1,956
Target Corporation	2,314
Taser International Inc	12,120
TCP Capital Corp	12,488
Terra Tech Corp	318
Tesaro Inc	34,965
Tesla Motors Inc	29,917
The Hershey Company	1,041
Titan International Inc	88,307
Toll Brothers Inc	2,170
Toyota Motor CP DR New	1,172
Transenterix Inc New	2,990
Transocean Inc NewF	4,702
Travelers Companies Inc	2,339
Treehouse Foods Inc	1,733
Trilliant Expl Corp	5
Trinseo S A	9,192
Twilio Inc	18,753
Twitter Inc	123,831
Tyson Foods Inc Class A	14,510
Under Armor Inc CL A	3,922
United Pacific Corp	1,251
Valeant Pharma Intl	56,889
Valero Energy Corp New	2,029
Verizon Communications	10,980
Visa Inc Cl A	41,364
Vuzix Corp New	1,720
Wabtec Corp	6,891
Wal-Mart Stores Inc	5,029
Walt Disney Co	3,150
Waste Management Inc Del	1,455
Wells Fargo & Co New	6,062
World PT Terms LP	4,138
Wynn Resorts	8,651
Yelp Inc Class A	3,813
Zurich Insurance GP ADRF	22,056
Zynga Inc	1,909

Total corporate common stocks	$4,352,199

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2016

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Mutual funds:
American Funds Washington Mutual F-1	$12,086
American Century One Choice 2025 Inv	53,448
American Century One Choice 2025 Inv	53,754
AMG MGRS Doubleline Core Plus BD N	1,639
AMG Yacktman Fund Service Class.	8,761
AMG Yacktman Focused Fund Service Class	17,399
Apollo Investment Corp	1,203
AQR Emerging Multi Style R1	1,780
AQR International Multi Style R6	2,556
AQR Large Cap Multi Style R6	5,450
AQR Managed Futures Strategy Fund CL N	5,730
AQR Multi Strategy Alternatives Fund	6,462
Artisan Global Eqty Fd Inv	20,793
Artisan International Fund Inv	8,030
Artisan International Value Fund	4,251
ASA Bermuda Ltd	13,358
Blackrock Health Science Oppty Inv A	943
Brandes International Small Cap Equity Fund CL A	3,392
Brown Advisory Growth Equity Investor	16,062
Brown Advisory Small Cap	4,650
Capital World Growth & Income CL F	7,777
Causeway Intl Value Fund CL Inv	8,808
Central Fund CDA CF	8,784
Champlain Small Company Fund Adv CL	6,605
Clearbridge Large Cap Growth FD CL I	107,089
Clearbridge Large Cap Growth A	793
Columbia Dividend Income CL A	9,272
DFA Emerging Markets Core Equity Port Instl	3,256
DFA Global Real Estate SEC Port	2,925
DFA Intl Core Eqty Port Instl	1,272
DFA Intl Small Cap Value Port Instl	9,650
DFA Intl Vector Eqty Port Instl	3,334
DFA US Core Equity 2 Port Instl	7,330
DFA US Vector Eqty Port Instl	8,144
DNP Select Income Fund	54,635
Dodge & Cox Intl Stock Fund	3,586
Doubleline Total Return Bond Fund N	28,001
Easton Vance Atlanta Cap SMID Cap A	2,124
Fidelity Advisor Ser VII	10,505
Fidelity Real Estate Income	13,765
Fidelity Small Cap Discovery	5,269
First Eagle Overseas Fund A	7,517
FMI Large Cap Fund	20,492
Franklin Small Cap Growth Fund CL A	1,681
GAMCO Global Gold Natural	10,773
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2016

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Mutual funds:
Glenmede Large Cap Growth Fund	$1,246
Harbor Capital Appreciation Fund Investor CL	19,699
Harbor Capital Appreciation Fund Instl	5,131
Janus Flexible Bond Fund Class T	34,375
JHancock Disciplined Value Mid Cap A	29,608
JHancock3 Intl Growth CL I	51,609
Lazard Intl Strategic Fund	1,562
Loomis Sayles Bond Fund CL R	5,887
Lord Abbett Floating Rate I	21,963
Maingate MLP Fund CL A	4,433
Matthews Asia Dividend Fund	10,489
Matthews Japan Fund	16,916
Metropolitan West Total Return BD M	4,867
MFS Global Equity Fund CL A	2,600
MFS Growth Fund CL I	35,269
MFS International Value Fund CL A	3,133
MFS International New Discovery I	13,754
MFS Value Fund CL I	89,867
Oakmark International Fund I	39,565
Oberwies Intl Oppty Fund	4,556
Pacific Financial Core Eqty FD Inv CL	357,475
Pacific Financial Dynamic Alloc Inv	227,158
Pacific Financial Explorer FD Inv CL	113,061
Pacific Financial Explorer Flex Growth Income Inv	79,294
Pacific Financial Strat Cons Inv	16,175
Parnassus Core Equity FD Inv	1,558
Perkins Global Value Fund Class T	9,887
PIMCO All Asset All Authority Instl	3,611
PIMCO All Asset All Authority CL D	8,224
PIMCO Income D	21,925
Principal Midcap CL A	3,329
Principal Real Estate I	559
Prudential Jennison Health Sciences A	17,982
Ridgeworth Large Cap Value Equity I	11,149
* Ridgeworth SEIX Float RT High Inc I	7,261
* Schwab International Core Equity Fund	14,033
* Schwab S & P 500 Index Fund - Select S	39,580
Scout Unconstrained Bond FD CL I	4,566
Seafarer Overseas Growth & Income FD Inv	10,182
T Rowe Price Value Adv	9,212
T Rowe Price Blue Chip Growth Adv	8,876
Thompson Bond Fund	8,537
Vanguard Equity Income Fund	22,327
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2016

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Mutual Funds:
Thompson Bond Fund	$8,537
Vanguard Equity Income Fund	22,327
Vanguard Global Equity Fund Investor	18,290
Vanguard Inflation Protected Sec Fund	11,733
Vanguard Wellesley Income Admiral SH	177,225
Vaughan Nelson Value Opportunity Y	27,216
Walthausen Small Cap Value Fund	4,839
Wells Fargo Advantage Discovery A	8,135
Welltower Inc	6,616
Wilshire Small Co Growth Invt CL	2,349
Total mutual funds	$2,234,027

Preferred Stock:
Aspen Ins 7.25% PFD	$2,543
Deutsch BK 8.05% PFD	2,021
Gabelli Equity Trust Inc	5,587
Gabelli Equity Trust Inc	4,403
Total preferred stock funds	$14,554

Unit Trust:
Barclays Bank iPath S & P 500 Vix SH ETRS ETN	$1,020
Energy Select Sector SPDR ETF	76,281
ETFS Physical Silver Tr	780
Financial Select Sector SPDR ETF	47,004
Global X ETF	26
Global X MLP ETF	106
Industrial Select Sector SPDR ETF	31,110
iShares Enhanced Commodities Select Strategy ETF	16,905
iShares Gold Trust Fund	42,691
iShares iBoxx $ High Yield Corporate Bond Fund	49,853
iShares JP Morgan Emerging Markets Bond Fund	65,360
iShares MSCI EAFE Minimum Volatility ETF	12,856
iShares MSCI Emerging Markets Minimum Volatility ETF	17,422
iShares MSCI Hong Kong Index Fund	27,194
iShares MSCI Taiwan Capped ETF	1,997
iShares Russell 2000 Index Fund	41,399
iShares Select Dividend Index Fund	44,285
iShares TIPS Bond	26,142
iShares US Areospace & Defense	49,182
iShares 20+ Year Treasury Bond Fund (JP Morgan)	13,462
Kraneshares	9,095
PowerShares Preferred ETF	304
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2016

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Unit Trust:
PowerShares QQQ Trust, Series 1 ETF	$63,458
PowerShares S & P 500 Low Volatility ETF	28,773
ProShares Ultra Fund	24,545
ProShares Ultra Dow 30 Fund	66,832
ProShares Ultra Financials ETF	120,146
ProShares Ultra NASDAQ Fund	5,627
ProShares Ultrapro ETF New	442,526
ProShares Ultra MSCI ETF	5,100
Real Estate Select Sctr SPDR ETF	4,305
* Schwab US Broad Market ETF	19,259
* Schwab US Mid-Cap ETF	46
SPDR Gold Shares	10,961
SPDR S&P Dividend ETF	19,071
SPDR S&P 400 Mid Cap Growth ETF	4,257
SPDR S&P 400 Mid Cap Value ETF	4,040
SPDR S&P 500 ETF	107,049
SPDR S&P 600 Small Cap Value ETF	1,904
United States Commodity Index	8,920
United States Natural Gas	5,492
United States Oil Fund	13,138
Vaneck Vectors Oil S	33,350
Vaneck Vectors Russia	5,454
Vanguard Dividend Appreciation ETF	34,753
Vanguard Energy ETF	62,808
Vanguard Financials ETF	83,090
Vanguard FTSE Developed Markets ETF	56,308
Vanguard FTSE Emerging Markets ETF	99,325
Vanguard Global Ex-US Real Estate ETF	27,710
Vanguard Industrials ETF	80,501
Vanguard REIT ETF	18,142
Vanguard Small Cap Value ETF	6,833
Vanguard Total Bond Market ETF	14,300
Vanguard Total Stock Market ETF	285,069
WisdomTree SmallCap Dividend	7,365
Total unit trust funds	$2,344,931

Total personal choice retirement account	$12,313,018
* Notes Receivables from participants - Various maturities, interest rates from 4.25% to 9.25%	$10,829,432
TOTAL ASSETS HELD FOR INVESTMENT	$522,425,417

*	A party-in-interest (Note 5).
Cost information is not required to be provided as these investments are participant-directed.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, Line 4a- SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBTIONS
EIN #59-0864469 PLAN #002
DECEMBER 31, 2016

Participant Contributions Transferred Late to the Plan		Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51*
	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (“VFCP”)	Contributions Corrected Under VFCP
$1,029,863	X	--	--	$1,029,863	--
*Although Employer corrected the delinquent contributions and loan repayments under VFCP, Employer did not seek relief under PTE 2002-51, and instead filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, with the IRS, and paid the applicable excise tax of $135.00.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN AND TRUST

	By:	BROWN & BROWN, INC.

Date: June 26, 2017	By:	/S/ JAMES LANNI
James Lanni
Director of Taxation

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Registered Certified Public Accounting Firm